Exhibit (a)(5)(JJJ)

Single European Energy Market

November 30, 2006

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The European Union aims to create a single European energy market, to intensify competition, reduce energy prices and enhance security of supply. The EC has been pursuing this goal by promoting two sets of objectives.

●	The first set of objectives, which will be completed by 2007, aim to liberalise national energy markets and create more competition through:
	●	creation of national energy regulators;
	●	legal unbundling of network infrastructure and energy supply functions;
	●	open third-party infrastructure access to allow competition;
	●	liquid wholesale markets to allow prices to be set by competition between players; and
	●	allowing customers a free choice of energy supplier

●	The second set of objectives, which are now being pursued is to increase the integration of national energy markets to improve security of supply, through:
	●	increasing inter-connector capacity (10% of generation as target for all markets);
	●	open third-party access to inter-connectors;
	●	increasing harmonisation of trading rules, to facilitate use of inter-connectors.

●	The EC published a medium term strategy paper in 2004, which proposes the creation of seven regional power markets by 2010 as a stepping stone to creating a single market, this envisages that:
	●	initially, individual regional markets will create shared trading hubs and harmonize trading rules and infrastructure access;
	●	as a second step, regional markets will be integrated into a larger European market; and
	●	the EU is also promoting a number of priority infrastructure projects to enhance the Inter-connection of Europe’s regions as a pre-requisite for the creation of a single power market.

●	As well as the above actions, the EU has also introduced the pan European carbon emissions trading scheme, which means that the price of carbon is set at a European level.

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This means that electricity prices are expected to converge across Europe as electricity markets themselves converge, and as the prices for the commodities that are used to produce electricity converge across Europe.

●	It is also expected that in a liberalised single European energy market, formerly national energy companies will seek to grow to form major European players which can:
● compete within a much larger European market, and
● act as a counterbalance to the major energy suppliers from outside of Europe.

●	Access to global natural resources will be the key factor in ensuring reliable energy supply for Spain and Spanish customers in the future.

●	These resources are more and more dominated by a handful of suppliers including Russia and OPEC for example.

●	Only strong international energy companies with a customer base across whole regions can act as a counterbalance to these suppliers.

●	E.ON and Endesa would create the leading company of this type with the largest and most diversified customer base which could be leveraged against upstream giants.

●	This would provide Endesa and Spain with a range of important advantages. They would benefit from:
● the powerful joint sourcing of energy resources including but not limited to E.ON’s good relationship with Russia and access to its gas sources;
● the experience of a truly international group with a strong voice at all important regulatory bodies;

	●	being able to finance even the largest necessary investments for a modern and reliable energy infrastructure; and
	●	increasing connection of the Spanish with the Central European market creating less volatility and higher security of supply.

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In addition to competing strongly to secure energy supplies for Europe and Spain, E.ON will also bring new competitive skills to the Spanish energy retail market. E.ON is already active in a number of very competitive retail markets across the EU, and is keen to bring this experience to the Spanish market so that customers get the full benefit of competitive suppliers and lower prices.

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The E.ON Group’s approach is to combine its international strength with a strong local focus and responsibility for the needs of the respective countries and customers. This will allow both Spain, and Spanish energy customers, to benefit from the creation of a truly European energy market.

This document does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa, when it becomes available, because it will contain important information. The Spanish prospectus and certain complementary documentation were authorised in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the websites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.